UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number :  1-14118

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

999 de Maisonneuve West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   ☐              No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                          .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Press release dated March 27, 2009 announcing financial results for the twelve-month period ended December 31, 2008.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie É. Chlumecky

Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

Date:	March 27, 2009

3

March 27, 2009

03/09

For immediate release

QUEBECOR WORLD RELEASES FOURTH QUARTER RESULTS

HIGHLIGHTS

•                  Fourth quarter 2008 revenues of $1.0 billion compared to $1.2 billion in the fourth quarter of 2007 and $4.0 billion in 2008 compared to $4.7 billion in 2007

•                  Adjusted EBITDA of $118 million in the fourth quarter of 2008 compared to $138 million for the fourth quarter 2007 and $379 million in 2008 compared to $480 million in 2007

•                  Sustained progress in court supervised creditor protection under CCAA in Canada and Chapter 11 in the United States

Montréal, Canada –Quebecor World Inc.’s (TSX: IQW) results in the fourth quarter and for the year ended December 31, 2008 are based on continuing operations following the sale of its European business in June, 2008. In the fourth quarter, the Company generated consolidated revenues from continuing operations of $1.0 billion compared to $1.2 billion in 2007. Operating income in the fourth quarter of 2008 before impairment of assets, restructuring and other charges (IAROC) and goodwill impairment charge was $50.3 million compared to $24.9 million in the fourth quarter of 2007. Adjusted earnings before interest, tax, depreciation and amortization (EBITDA) was $118.3 million in the fourth quarter of 2008 compared to $137.9 million in the fourth quarter of 2007. The lower adjusted EBITDA in 2008 is principally due to decreased volumes, plant closures and particularly in the fourth quarter, to the economic slowdown affecting all sectors. Despite a lower level of activity than planned, the Company’s adjusted EBITDA continued to be in line with management’s expectations and with the projections prepared for the DIP financing when Quebecor World filed for creditor protection on January 21, 2008. In 2008, the Company aggressively implemented cost reductions to offset lower volumes due to the challenging economic environment. Quebecor World reduced its workforce by 12% during 2008. Major overhead cost reduction programs have also been launched. As a result, in the fourth quarter, selling, general and administrative expenses decreased by 10.8% excluding the favorable impact of foreign exchange and depreciation and amortization, compared to the same period in 2007.

The Company has been operating under creditor protection since its initial filing in the U.S. and Canadian courts. As stated in the twenty-second Monitor’s report, the Company had an unrestricted cash balance of $200 million as of February 15, 2009. In addition, Quebecor World continues to have access to the Revolving Loan Facility of up to $400 million. On March 26, 2009, the Company’s exclusivity period under Chapter 11 in the U.S. to file a Plan or Plans of Reorganization was extended to April 27, 2009. As to the stay period in Canada, it has been extended again under the CCAA process to May 31, 2009.

“Despite the difficult economic situation, we succeeded in achieving our financial and operational goals in 2008. We reached our financial targets and delivered on all our commitments to our customers,” commented Jacques Mallette President and CEO of Quebecor World Inc. “We managed to achieve these objectives while dealing with the added complexity and challenges of operating under court supervised creditor protection in both the United States and Canada. This is a tribute to our employees, our customers, and our suppliers who have demonstrated their confidence in us throughout this period. Our industry, as evidenced by the latest results and comments from our competitors, is facing significant challenges in the current economic environment. However, we believe the actions we implement to streamline and rightsize our cost structure should make us a strong participant in our industry.”

In the fourth quarter, the Company continued to focus on renewing major customers, gaining new ones and improving efficiency across all its business groups by reducing costs, improving processes and maximizing the performance of its manufacturing platform.

In the fourth quarter, the Company further demonstrated its commitment to its customer base by the significant investment in new equipment to help its customers achieve their business goals. Quebecor World announced the purchase of three new state-of-the-art short cutoff retail offset presses to further enhance its industry leading U.S. and Canadian retail insert platforms. This investment will provide customers with a new format capability to reduce paper consumption, shorten cycle time and reduce delivery costs. The first of these new presses is scheduled to be operational early in the third quarter of 2009. Also in the fourth quarter 2008, the Company continued to expand its Integrated Multichannel Solutions offering to help retailers achieve maximum return on their marketing investment through integrated solutions that target an ever-changing consumer across multiple channels. Quebecor World publishing and catalog customers are also able to realize greater postal savings with the addition of two new 30-pocket machines in the recently opened Somerset, New Jersey consolidation facility. This additional co-mail capacity gives more customers an opportunity to mitigate the impact of the additional postage costs during these challenging economic times.

Fourth quarter and 2008 year per share information

In the fourth quarter, Quebecor World reported a net loss from continuing operations of $654.0 million or ($3.26) per share compared to $1,802.6 million or ($13.69) per share in the fourth quarter of last year. Fourth quarter results included IAROC net of income taxes of $118.1 million or $0.59 per share, compared to $91.1 million or $0.69 per share in the same period in 2007 as well as a goodwill impairment charge of $324.1 million in 2008 compared to $1,743.4 million net of income taxes in the same period the previous year. For the full year 2008, Quebecor World reported a net loss from continuing operations of $943.9 million or ($5.26) per share, compared to a net loss from continuing operations of $1,837.4 million or ($14.10) per share for the same period in 2007. The full year results incorporate IAROC net of taxes of $165.9 million or $0.91 per share compared to $157.2 million or $1.19 per share in 2007. Excluding IAROC, goodwill impairment charge and reorganization items, adjusted diluted loss per share from continuing operations was ($2.06) in 2008 compared to adjusted diluted earnings per share from continuing operations of $0.31 in 2007. On the same basis, adjusted operating income in 2008 was $121.0 million compared to $169.3 million in 2007. Consolidated revenues were $4.0 billion compared to $4.7 billion in 2007.

Use of Non-GAAP Measures

In the discussion of our 2008 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA, adjusted EBITDA and operating income before IAROC and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in our annual report or Form 20-F for the financial year ended December 31, 2008 filed with the United States Securities and Exchange Commission at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. A copy of our annual report or Form 20-F for the financial year ended December 31, 2008 is also available on the Company’s website at www.quebecorworld.com.

Forward looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of Quebecor World Inc.’s (the “Company”) industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions relating to the Company’s ability to emerge from the insolvency proceedings, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

The Company is currently subject to court protection under the Companies’ Creditors Arrangement Act in Canada (“CCAA”), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”). In light of the CCAA and Chapter 11 Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a final plan of arrangement.

Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of March 27, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX: IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 20,000 employees working in approximately 90 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico, and Peru.

Web address: www.quebecorworld.com

For further information contact:
Tony Ross	Roland Ribotti
Vice President, Communications	Vice President, Corporate Finance and Treasurer
Quebecor World Inc.	Quebecor World Inc.
514-877-5317	514-877-5143
800-567-7070	800-567-7070

Quebecor World Inc.

Financial Highlights

(In millions of US dollars, except per share data)

(Unaudited)

	Three-month periods ended December 31		Twelve-month periods ended December 31
	2008	2007	2008	2007

Consolidated Results from Continuing Operations
Revenues	$1,033.3	$1,231.0	$4,016.9	$4,654.5
Adjusted EBITDA	118.3	137.9	379.4	479.5
Adjusted EBIT	50.3	24.9	121.0	169.3
IAROC	187.8	121.8	242.1	223.6
Goodwill impairment charge	341.1	1,832.9	341.1	1,832.9
Operating loss	(478.6)	(1,929.8)	(462.2)	(1,887.2)
Loss from continuing operations	(654.0)	(1,802.6)	(943.9)	(1,837.4)
Net loss	(654.0)	(1,826.1)	(1,659.3)	(2,200.4)
Adjusted EBITDA margin *	11.4%	11.2%	9.4%	10.3%
Adjusted EBIT margin *	4.9%	2.0%	3.0%	3.6%
Operating margin *	(46.3)%	(156.8)%	(11.5)%	(40.5)%

Segmented Information from Continuing Operations
Revenues
North America	$957.2	$1,148.8	$3,723.0	$4,373.7
Latin America	76.8	82.5	294.6	284.8

Adjusted EBIT
North America	$39.8	$29.9	$109.8	$180.9
Latin America	9.3	5.7	16.9	13.2

Adjusted EBIT margin *
North America	4.1%	2.6%	2.9%	4.1%
Latin America	12.1%	6.7%	5.7%	4.6%

Selected Cash Flow Information
Cash provided by (used in) operating activities	$(9.8)	$(65.5)	$89.6	$68.0
Free cash flow (outflow) **	(38.9)	(156.9)	49.8	(169.2)

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(3.26)	$(13.69)	$(5.26)	$(14.10)
Adjusted diluted	$(0.91)	$0.20	$(2.06)	$0.31

	Twelve-month periods ended December 31
	2008	2007

Financial Position
Working capital	$(2,767.3)	$(1,085.5)
Total assets	2,820.4	4,163.0
Shareholders’ deficit	(1,554.7)	(433.0)

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC and before goodwill impairment charge.

*                                         Margins calculated on revenues.

**                                  Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.